HUNTON & WILLIAMS LLP RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219-4074 TEL 804 • 788 • 8200 FAX 804 • 788 • 8218 FILE NO: 66013.4

June 27, 2005

VIA EDGAR

Ms. Elaine Wolff

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	Deerfield Triarc Capital Corp.

Amendment No. 6 to Form S-11, filed on June 27, 2005

File No. 333-123762

Dear Ms. Wolff:

As counsel to Deerfield Triarc Capital Corp., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 6 (“Amendment No. 6”) to the Company’s Registration Statement on Form S-11 (File No. 333-123762) (the “Registration Statement”), together with exhibits, and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to Mr. Jonathan W. Trutter of the Company, dated June 23, 2005.

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your June 23, 2005 comment letter, and is followed by the corresponding response of the Company. All page references in responses are to pages of the blacklined version of Amendment No. 6.

We have provided to each of you, Matt Maulbeck, Steven Jacobs and Geoffrey Ossias, a courtesy copy of this letter and two courtesy copies of Amendment No. 6 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to the Registration Statement filed with the Commission on June 22, 2005. These changes have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Ms. Elaine Wolff

June 27, 2005

General

1.

We note your response to prior comment 1, seeking your analysis as to why your manager should not be considered an underwriter in light of its intention to allocate to its officers, employees and service providers the stock and options issued to it in the December 2004 private placement, and to be issued to it under the incentive fee provision of your management agreement. We do not believe that “special selling efforts and methods” are required before underwriter status may be assigned. Also, that allocations would not replace a person’s salary, but would be more in the nature of a “bonus,” does not alter the fact that the allocations are supported by consideration in the form of the recipient’s service to the manager. Finally, the manager’s willingness now to refrain from making allocations prior to one year from the date of grant does not alter the manager’s underwriter status, which must be determined as of the date of grant. Please provide us with additional analysis as to why the manager should not be viewed as an underwriter or tell us how the anticipated allocations will comply with Section 5.

RESPONSE:

The Company respectfully submits that the Manager did not take shares of restricted stock and options previously received, and will not be taking future incentive compensation in the form of shares of restricted stock, with a view towards distribution. For the reasons set forth in the Company’s prior response letters and as further discussed with the Staff in telephone conferences, the Company maintains that any allocations would not constitute a “distribution” and the Manager did not take, and is not taking, any such shares or options with a view to “distribution.”

Based on the foregoing, the Company continues to believe that the Manager should not be considered an “underwriter” within the meaning of the Securities Act with respect to the awards granted to it in December 2004 or to be granted to it in the future as incentive compensation.

Notwithstanding the foregoing, in the event that the Manager were to be considered to have taken or to be taking any such securities with a view to “distribution”, such a distribution would not be a public distribution, because of the manner in which the allocation would be made and the nature and size of the discrete pool of potential recipients of any such allocation. Accordingly, the issuance by the Company of shares of common stock or options to the

Ms. Elaine Wolff

June 27, 2005

Manager will be exempt from the registration requirements of the Securities Act under Section 4(2) of the Securities Act or the so-called “Section 4(1½) exemption” if the transaction is considered a resale. The allocations will be made on a strictly confidential basis (subject to any subsequent reporting obligations with respect to persons subject to the reporting requirements of Section 16 under the Exchange Act) without any general solicitation or advertising. Indeed, as described in previous responses to the Staff’s comments and in teleconferences with the Staff, the allocations would be made without any solicitation or other marketing efforts at all. In addition, as discussed with the Staff previously, the Manager has discretion to allocate shares or options only to officers and employees of the Manager and others who provide services to the Manager. The Company has advised us that the other service providers to whom shares or options may be allocated will not include outside third parties and instead will only include consultants, members of the Company’s investment committee and others who would be considered insiders. In addition, the Company notes that any individuals receiving allocations will be “accredited investors” (as defined in Rule 501(a) under the Securities Act). Accordingly, even if the Manager is deemed to be taking shares or options with a view towards distribution, because the distribution would not be a public distribution and would be made only to accredited investors who are considered to be insiders, even if the Manager is considered to be an underwriter with respect to any issuance by the Company of shares of common stock or options to the Manager, the issuance by the Company of such securities will be exempt from the registration requirements of the Securities Act under Section 4(2) of the Securities Act or the so-called “Section 4(1½) exemption” if the transaction is considered a resale.

In addition, the Company has included additional disclosure on pages 12, 19, 23, 52, 112, 119, 121 and 125 of Amendment No. 6 that the Manager will not make any allocation of awards prior to the first anniversary of the respective grant date.

Ms. Elaine Wolff

June 27, 2005

Summary

Our Distribution Policy, page 14

2.

With respect to the distribution declared in June, please indicate its total size, make clear that shareholders buying in this offering will not participate, and disclose how you intend to pay for it (i.e., cash on hand). If true, please confirm that you will not be relying on offering proceeds or new borrowings. Finally, please disclose the total size of the April distribution, indicate the portion that exceeded net income and make clear, with the respect to this and all fixture distributions, that distributions in excess of net income may be considered a return of capital.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 14-15 to disclose the aggregate amount of the distribution declared on June 14, as well as the aggregate amount of the distribution declared on March 31, 2005 and the portion of such distribution that exceeded net income. The Company also has included disclosure that the distribution declared on June 14 will be funded with the Company’s working capital and not with the proceeds of this offering or new borrowings. Also in response to the Staff’s comment, the Company has included disclosure that distributions in excess of net income may be considered a return of capital. In addition, the Company has made conforming changes to the disclosure on page 51 of Amendment No. 6.

Financial Statements for the three months ended March 31, 2005 and period ended December 31, 2004

3.

Please revise to present pro forma per share data reflecting the offering proceeds to cover the distribution amount and balance sheet data to reflect an accrual for the distribution to be paid on July 15, 2005. Refer to SAB Topic 1B.3.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages F-2, F-3, F-18, F-21 and F-35 of Amendment No. 6.

Ms. Elaine Wolff

June 27, 2005

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 804-788-7366.

Very truly yours,

/s/ Daniel M. LeBey

Daniel M. LeBey

cc:	Mr. Matt Maulbeck
Mr. Geoffrey Ossias
Mr. Steven Jacobs
Mr. Jonathan W. Trutter
Mr. Aaron D. Peck
Mr. Frederick L. White
Mr. Larry P. Medvinsky